UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

AB PRIVATE CREDIT INVESTORS CORPORATION

(Name of Subject Fund (Issuer))

AB PRIVATE CREDIT INVESTORS CORPORATION

(Names of filing Person (Offeror and Issuer))

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

J. Brent Humphries

Chairman and Chief Executive Officer

AB Private Credit Investors Corporation

1345 Avenue of the Americas

New York, New York 10105

Tel: (212) 969-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Kenneth E. Young, Esq.

David J. Harris, Esq.

Michael Darby, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

Telephone: (215) 994-4000

CALCULATION OF FILING FEE

Transaction Valuation(l)	Amount of Filing Fee(2)
$19,482,273.44	$2,125.52

(1)

Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to 2,083,220.00 shares of common stock, par value $0.01 per share, of AB Private Credit Investors Corporation, at a price equal to $9.35, which represents the Fund’s net asset value as of December 31, 2020, and is used for purposes of calculating the estimated aggregate maximum purchase price for Shares.

(2)

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2021, equals $109.10 per million dollars of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $512.39	Filing Party: AB Private Credit Investors Corporation
Form or Registration No.: Schedule TO	Date Filed: February 26, 2021

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 1 (the “Amendment”) relates to the Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission on February 26, 2021 by AB Private Credit Investors Corporation (the “Fund”) in connection with an offer by the Fund to purchase up to 502,190.45 shares of the Fund’s common stock, par value $0.01 per share (the “Shares”), at a price per Share equal to the Fund’s net asset value per Share as of March 31, 2021, upon the terms and subject to the conditions described in the Offer to Purchase, dated February 26, 2021 (the “Offer to Purchase”) and the related Notice of Intent to Tender (the “Notice of Intent,” which together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”), copies of which were previously filed with the Schedule TO.

This Amendment is being filed to report the following information pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The amount of Shares that the Fund is offering to purchase is being increased from 502,190.45 to 2,083,220.00, on the same terms and conditions set forth in the Offer to Purchase and the related Notice of Intent, except that the expiration date of the Offer is being extended until 5:00 p.m. New York City time, on April 16, 2021, in accordance with Rule 13e-4(f)(1)(ii) under the Exchange Act.

The Notice of Amendment of the Offer to be published in Barron’s is attached hereto as Exhibit (a)(1)(E).

ITEMS 1	THROUGH 11.

The Offer to Purchase, the Notice of Intent and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby supplemented and amended by the following:

The amount of Shares that the Company is offering to purchase is being increased from 502,190.45 Shares to 2,083,220.00 Shares and the expiration date of the Offer is being extended until 5:00 p.m. New York City time on April 16, 2021. In accordance with rules promulgated by the SEC, the Fund may increase the number of Shares accepted for payment in the Offer by up to, but not more than, 2% of the outstanding Shares without amending or extending the Offer.

ITEM 12.	EXHIBITS.

(a)(1)(A)*	Offer to Purchase, dated February 26, 2021.

(a)(1)(B)*	Notice of Intent to Tender.

(a)(1)(C)*	Notice of Withdrawal of Tender.

(a)(1)(D)*	Form of Promissory Note.

(a)(1)(E)**	Notice of Amendment of the Terms of the Offer to be Published in Barron’s.

(a)(5)(A)*	Form of Notice to be Published in Barron’s.

(a)(5)(B)*	Form of Letter to Stockholders who are clients of Bernstein in connection with the Fund’s acceptance of tenders of Shares.

(a)(5)(C)*	Form of Letter to Stockholders who are clients of Bernstein in connection with the Fund’s calculation of net asset value as of March 31, 2021.

(b)(1)	Revolving Credit Agreement, dated as of November 15, 2017, among the Fund, as borrower, the lenders from time to time party thereto and HSBC Bank USA, National Association, as administrative agent (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K filed on November 20, 2017), as amended by that certain First Amendment and Waiver to Revolving Credit Agreement, dated as of November 14, 2018, by and among the Fund, HSBC Bank USA, National Association as administrative agent and a lender (“HSBC”), and each of the Banks a party thereto (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K filed on November 20, 2018) and as further amended by that certain Second Amendment and Waiver to Revolving Credit Agreement, dated as of December 19, 2018, by and among the Fund, HSBC, and each of the Banks a party thereto (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on From 8-K filed on December 20, 2018), that certain Third Amendment to Revolving Credit Agreement, dated as of November 13, 2019, by and among the Fund, HSBC, and each of the Banks a party thereto (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K filed on November 19, 2019) and that certain Fourth Amendment to Revolving Credit Agreement, dated as of November 10, 2020, by and among the Fund, HSBC, and each of the Banks a party thereto (incorporated by reference to Exhibit 10.1 to the Fund’s Quarterly Report on Form 10-Q filed on November 13, 2020).

*	Previously filed.
**	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2021

AB PRIVATE CREDIT INVESTORS CORPORATION

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	Chief Executive Officer